
August 12, 2019

Jeff Epstein
Co-Chief Executive Officer
Apex Technology Acquisition Corp
533 Airport Blvd
Suite 400
Burlingame, CA 94010

      Re: Apex Technology Acquisition Corp
              Draft Registration Statement on Form S-1
              Submitted July 16, 2019
              CIK No. 0001777921

Dear Mr. Epstein:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 16, 2019

Our Company, page 2

1.   Please revise to explain the bases upon which Kyriba, Uber, and Slack "have rewarded their stockholders handsomely" and the source of your information. We also note that Kyriba is a private company, so the basis for this statement is particularly unclear. Please also indicate what impact, if any, the successes of these companies would have on your proposed business operations.

General

2.   Please supplementally provide us with copies of all written communications, as defined in

Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Michael Henderson at 202-551-3364 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Pamela Long, Assistant Director, at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services